October 24, 2007

Mail Stop 4561

By U.S. Mail and Facsimile (202) 966-9409

Richard J. Gavegnano
Chairman of the Board and Chief Executive Officer
Meridian Interstate Bancorp, Inc.
10 Meridian Street
East Boston, Massachusetts 02128

**Re: Meridian Interstate Bancorp, Inc.
          Registration Statement on Form S-1
          Filed September 28, 2006
          File No. 333-146373**

Dear Mr. Gavegnano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Disclose the latest possible date for ending the offering.

2.   In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Risk Factors, page 14

3.   Please revise to add a risk factor disclosing that the bank has experienced declining profits from 2003 through 2006, in addition to declining ROA, ROE, interest rate spreads and margins, and net interest income.

Capitalization, page 27

4.   You are offering stock with no par value, however, in this table you present your stock as having a par value of $0.0001 per share. Please revise or advise.

Pro Forma Data, page 30

5.   Please revise to disclose the interest rate used to calculate the pro forma expense related to the ESOP included in your pro forma disclosures.

Market Area, page 37

6.   Please expand your market area information, as necessary, to include all material information on the population characteristics and trends of each of the counties you serve, including aging and per capita income. In particular, quantify your statement regarding "strong population growth trends (excluding Suffolk County)." We note the discussion of the primary market area beginning on page 26 of the appraisal report by Keller & Company, particularly the statement on page 31 that "such growth patterns are projected to decrease from 2006 through 2011."

7.   Please disclose how many branches are in each of the three counties discussed.

Lending Activities, page 38

8.   Please indicate the extent to which you expect to increase the mix of construction and land development lending in your portfolio.

9.   Please disclose whether East Boston Savings Bank makes Alt-A loans.

10.   With regard to the loan participations mentioned on page 39, please disclose whether your underwriting practices differ materially from those for loans that you originate, and if so, how.

Subsidiaries, page 44

11.   Please provide a basis for your statement on page 45 that you believe that Hampshire First Bank's "market area has potential for economic growth and business development."

12. Revise the last paragraph on page 45 to disclose total assets and equity of Prospect as of 6/30/07.

Critical Accounting Policies, page 47

13. Please refer to Item V of Release No. 33-8350 and disclose the following for your critical accounting policy:

   - Discuss why your estimates and assumptions bear the risk of change;

   - Discuss the likelihood of materially different reported results if different estimates or assumptions were used. Provide quantitative information to the extent it is available; and,

   - Discuss how accurate these estimates and assumptions have been in the past and whether the estimates and assumptions are reasonably likely to change in the future.

Risk Management, page 60

Analysis and Determination of the Allowance for Loan Losses, page 63

14. Your impaired and non-performing assets increased significantly (59% and 163% respectively) in the first half of 2007; however, during that period your allowance for loan losses increased only slightly (4%) and your provision for loan losses was actually significantly lower than in past periods. Please revise to disclose the following:

   - Disclose whether the increases in impaired loans and non-performing assets is due to one or more large loans or many smaller balance loans;

   - Discuss whether you anticipate the increases in impaired loans and non-performing loans to continue;

   - Discuss how you considered the significant increase in impaired loans and non-performing loans in determining your estimate of the allowance for loan losses and the provision for loan losses; and

   - Specifically discuss the levels of collateralization of your non-performing loans, as well as the efforts you have made to ensure the valuations of the collateral are still accurate considering your disclosure regarding the "slowdown in the real estate market in (y)our area."

15. Please revise this section as well as your related disclosure on F-11 to confirm that your allowance for loan losses represents your estimate of the probable losses inherent in the loan portfolio.

Liquidity Management, page 66

16.   Revise to briefly discuss current trends with respect to net income, ROA, ROE, interest
        rate spreads and margins, and net interest income.

Compensation Discussion and Analysis, page 71

17.   Please include this section under the heading of Executive Compensation.

18.   We note you have set forth your compensation philosophy; please describe how you
        believe the various elements of compensation you use address each of these objectives.

19.   In addition, in accordance with Item 402(b)(1)(v), please disclose how you determine the
        amount (and where applicable, the formula) for each element to pay.

20.   You state that there are various objectives or benchmarks against which individual
        performance is measured, but you provide very little detail as to the nature of these
        objectives and benchmarks. Please revise to describe more specifically the criteria,
        objectives, and benchmarks used for making compensation decisions. To the extent that
        those criteria, objectives, and benchmarks are specific to particular officers, disclose this.
        Refer to Item 402(b)(2)(v) of Regulation S-K.

21.   You note here and elsewhere in this section that salaries and overall compensation are
        based to a considerable extent on information regarding peer institutions. Please revise to
        identify the members of the peer group used in this process, and discuss how such
        information is used, including whether the company benchmarks individual
        compensation amounts or total compensation amounts based upon the peer group's
        practices. If the company attempts to target total compensation or any element of
        compensation to have a specific relationship to amounts paid by the peer group, please
        disclose such relationship. Also, discuss the amounts ultimately paid in those elements
        of compensation compared to the targeted relationship to amounts that the peer group
        paid their executives. To the extent that actual compensation was different from the
        targeted relationship, please provide an analysis as to the reasons for the divergence from
        the target compensation amounts.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans held for sale, page F-10

22.   Please revise to disclose your accounting policy for recognizing the direct origination
        fees and costs associated with your loans held for sale. Specifically confirm, if true, that
        these fees are included in your determination of the recognized gain on the sale of these
        loans. Tell us the nature of the amounts presented in your income statement line item
        "Loan fees".

Recent Accounting Pronouncements, page F-16

23.   Please revise to clarify the date of your adoption of SFAS 156.

Note 3. Securities Available for Sale, page F-18

24.   Please revise to address the following regarding the policies you described here for how
        you determine when an other-than-temporary impairment has occurred:

        •   Revise to specifically disclose how you considered whether the any increase in spread
            differential between the effective rates on instruments in the portfolio compared to
            the risk-free rates were an indication of a change in credit quality. Discuss the extent
            to which you evaluated such differential changes as part of your other-than-temporary
            impairment analysis.

        •   Revise your assertions of your intent and ability to hold underwater debt securities at
            the top of page F-22 to clearly describe whether you have the intent and ability to
            hold such securities to the later of recovery or maturity.

        •   If true, specifically confirm in your disclosure that, in determining that a decline in
            value on a debt security is temporary, you expect to collect the full amount of
            principle and interest payments in the contractual period.

        •   Tell us what you define as the foreseeable future in terms of recovery on debt
            securities.

        •   Revise your assertions regarding your intent and ability to hold underwater debt
            securities to recover, to disclose more clearly how you are able to make such an
            assertion, considering your sales of underwater securities during each of the periods
            presented.

        •   For your equity securities that have been in an underwater position for greater than
            twelve months, revise to briefly describe the entity-specific evidence you obtained
            that clearly supports such a recovery in value within the foreseeable future. Disclose
            how you define foreseeable future in these circumstances.

- Considering the above disclosure that one of your alternatives to recording an other-than-temporary impairment is to sell the underwater security, please tell us in detail and revise your disclosure to explain why this does not contradict and negate your assertion that you have the intent and ability to hold underwater equity securities to recovery. Please revise accordingly.

Note 5. Servicing, page F-24

25.   Please revise to disclose the specific circumstances under which you may be required to perform under the recourse provision, as well as the nature of such performance (repurchase of loans or payment of cash). Tell the amount of loans repurchased and/or losses incurred under these recourse obligations. If amounts paid during your reported periods are significant, please revise to disclose a rollforward of the contingent liability associated with your recourse obligations.

Exhibits and Financial Statement Schedules

26.   We note that Exhibits 5.1 and 8.1 as currently filed are forms of opinion and are listed as such on the list of exhibits. We remind you that signed and dated opinions must be filed before the registration statement can be made effective.

Exhibit 8.1

27.   We note the statements that the opinion "is given solely for the benefit of the Company and Eligible Account Holders…." Reliance on an opinion can be limited with regard to purpose, but not person. Please obtain a revised opinion that deletes this language.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: Lawrence M. F. Spaccasi, Esq.
  Sean P. Kehoe, Esq.
  Muldoon Murphy & Aguggia LLP
  5101 Wisconsin Avenue, N.W.
  Washington, D.C. 20016

  Dave Muchnikoff, Esq.
  Silver Freedman & Taff, LLP
  3299 K Street
  Suite 100
  Washington, D.C. 20007